Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form S-4 No. 333-187768) and related Prospectus of Advanced Micro Devices, Inc. for the registration of $500,000,000 aggregate principal amount of 7.50% Senior Notes due 2022 and to the incorporation by reference therein of our reports dated February 21, 2013, with respect to the consolidated financial statements and schedule of Advanced Micro Devices, Inc., and the effectiveness of internal control over financial reporting of Advanced Micro Devices, Inc. included in its Annual Report (Form 10-K) for the year ended December 29, 2012 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

April 26, 2013